SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. 3


                     DETWILER, MITCHELL & CO.
_____________________________________________________________________________
                        (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                  (Title of Class of Securities)

                          251464103
_____________________________________________________________________________
                         (CUSIP Number)

                         ROBERT JEFFORDS
                       DETWILER, MITCHELL & CO.
                     9710 SCRANTON RD. STE. 100
                        SAN DIEGO, CA 92121
                         (858) 450-0055
_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                      and Communications)

                        August 20, 2002
_____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                 (Continued on following pages)

                       (Page 1 of 4 Pages)

SCHEDULE 13D                                    James K. Mitchell


CUSIP NO.  251464103                            Page 2 of 4 Pages
_____________________________________________________________________________
1 NAME OF REPORTING PERSON:    James K. Mitchell


  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
_____________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER
  OF A GROUP:                                (a) [  ]
                                             (b) [  ]
_____________________________________________________________________________
3 SEC USE ONLY
_____________________________________________________________________________
4 SOURCE OF FUNDS                          PF

_____________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):        [__]
_____________________________________________________________________________
6 CITIZENSHIP OR PLACE OF ORGANIZATION:      U.S.
_____________________________________________________________________________
NUMBER OF    7  SOLE VOTING POWER:            219,470*
SHARES       ________________________________________________________________
BENEFICIALLY 8  SHARED VOTING POWER:          13,652**
OWNED BY     ________________________________________________________________
EACH         9  SOLE DISPOSITIVE POWER:       219,470*
REPORTING    ________________________________________________________________
PERSON WITH  10 SHARED DISPOSITIVE POWER:     13,652**
_____________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY
   EACH REPORTING PERSON:             219,470***   by James K. Mitchell
                                       13,652***** by spouse and
                                                   401(k) company matching
                                                   and Employee Stock Purchase
                                                   Plan ("ESPP")
_____________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN
   ROW (11) EXCLUDES CERTAIN SHARES:          [   ]
_____________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (11):                               8.04%***  by James K. Mitchell
					      0.50%**** by spouse & held in
                                                        401(k) Plan
_____________________________________________________________________________
14 TYPE OF REPORTING PERSON:                  IN
_____________________________________________________________________________


*   Includes stock option held by James K. Mitchell to purchase
    20,834 shares of common stock at a price of $3.876.

** Includes 1,325 shares owned by spouse of reporting person. Also includes approximately 12,327 shares of common stock held in issuer's 401(k) Plan ("Plan") which represents matching contributions and are restricted from disposing unless reporting person liquidates account or terminates from Plan and the Reporting Person does not control voting power, however, the management of the Issuer, as Plan Administrator, may direct the voting power of such shares.

*** Percentage reported in (13) above is based on number of shares of Common
   Stock which would be outstanding if the option for 20,834 shares were exercised.

**** Percentage reported in (13) above is based on actual outstanding shares of common stock of 2,702,357 shares.

   Page 3 of 4 Pages

This Amendment No. 3 of Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1.   Security and Issuer.

      This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Detwiler, Mitchell & Co.
      ("DMCO"). DMCO is a Delaware corporation with its principal executive offices located at 225 Franklin
      Street, Boston, Massachusetts 02110.

Item 2.   Identity and Background.

      (a) This Statement is being filed by James K. Mitchell.

      (b) The address of the principal business of the Reporting
          Person is  9710 Scranton Rd. Ste. 100, San Diego, California
          92121.

      (c) The principal business activity of the Reporting Person is channel research, institutional sales and retail brokerage.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or caused the Reporting Persons to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the result of such proceeding caused the Reporting Persons to be subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


           The Reporting Person acquired the Common Stock covered by this Statement on various dates beginning April 1988.

           The shares are owned as follows:

            Name of Beneficial Owner        Type of Security                       Number of Shares
            --------------------------      -------------------------------        ----------------
            James K. Mitchell               Common Stock                                 198,000
            Pamela A. Mitchell (Spouse)     Common Stock                                   1,325
            James K. Mitchell               Stock option (right-to-buy)                   20,834
            James K. Mitchell (401(k) Plan) Common Stock                                  12,327
            James K. Mitchell (ESPP Plan)   Common Stock                                     636
                                                                                   ================
            Total number of Shares Benefically Owned by Reporting Person                 233,122



                       Page 4 of 5 Pages

Item 4.   Purpose of the Transaction.

          The original transaction in which the reporting person became a 13-d holder was reported in paper form in 1991, subsequently amended in January and September 1992. The original description is as follows:

          "As payment for Mr. Mitchell's ownership of James Mitchell & Co. ("JMC"), a privately held insurance marketing firm which was acquired from Mr. Mitchell and others in 1988, the Company agreed to issue Mr. Mitchell common stock of the Company based upon JMC's pre-tax earnings through 1992.

          At the Company's August 24, 1992 Board of Director's meeting, the Board authorized the Company to deliver on September 1 the final payment of shares to the ex-shareholders of JMC pursuant to the above earnout agreement. With regard to Mr. Mitchell, the Board voted, with Mr. Mitchell's concurrence, to deliver (in lieu of 201,688 shares) $993,750 cash and 51,688 shares, effectively repurchasing 150,000 shares from Mr. Mitchell at $6.625 per share, the closing bid price on August 24. Mr. Mitchell intends to use the cash payment primarily for a real estate acquisition and for tax liabilities resulting from the issuance of shares to him."

          Since the original filing of the 2nd Amendment on Form 13-d, Mr. Mitchell and his Spouse (Pamela Mitchell) have made several purchases for their personal accounts and purchase a small amount of shares in the Issuer's now inactive Employee Stock Purchase Plan (636 total shares), and the issuer, as employer of the reporting person, has contributed matching common stock to the Reporting Person's 401(k) account, and has done so since 1988.
          The Issuer also effected a one-for-four reverse split of the Common Stock in 2001, thus reducing the total number of outstanding shares and the shares in the preceding paragraphs from the original paper filing should be adjusted accordingly.


Item 5.   Interest in Securities of the Issuer.

           The information set forth in Item 3 is incorporated herein by reference.

    	    The following transactions were made in the securities of the issuer (all transactions prior to 2001 have been adjusted to reflect the effect of a one-for-four reverse split of the common stock in 2001):

        Trade Date      Type of Security               Name of Benefical Owner         Price    Number of Shares
        As of 9/92      Common Stock                   James K. Mitchell & Spouse      n/a      173,450
        1993-1996       Common Stock                   James K. Mitchell (ESPP)        Various      636
        7/28/00         Common Stock                   James K. Mitchell               $3.50      1,250
        7/31/00         Common Stock                   James K. Mitchell               $3.50        425
        8/01/00         Common Stock                   Pamela A. Mitchell (Spouse)     $3.50      1,250
        8/01/00         Common Stock                   James K. Mitchell               $3.50        825
        8/14/00         Common Stock                   James K. Mitchell               $3.50        625
        8/14/00         Common Stock                   James K. Mitchell               $4.00        625
        8/15/00         Common Stock                   James K. Mitchell               $4.00        625
        10/31/00        Common Stock                   James K. Mitchell               $3.50      1,250
        12/13/00        Stock Option (right to buy)    James K. Mitchell               $3.876    10,417
        9/17/01         Common Stock                   James K. Mitchell               $1.65      1,000
        12/13/01        Stock Option (right to buy)    James K. Mitchell               $3.876    10,417
        8/20/02         Common Stock                   James K. Mitchell               $0.70     15,000
        8/21/02         Common Stock                   James K. Mitchell               $0.75        800
        8/21/02         Common Stock                   James K. Mitchell               $0.76      2,200
        4/1/91-8/20/02  Common Stock (401(k) Matching) James K. Mitchell              Various    12,327
                                                                                               ========
       Total Shares Beneficially Owned for Reporting Purposes                                   233,122

       1992 Shares were acquired as described in Item 3, adjusted for reverse split of 2001.  All regular purchases of common stock were open market purchases, including those transactions in the issuer's now inactive Employee Stock Purchase Plan and the Issuer's matching contribution in the 401(k) Plan, the latter which is not controlled by the Reporting Person.





Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Stock Option acquisitions are controlled by terms of a Stock Option Agreement dated 12/13/99 that gives the Reporting Person the right to purchase up to 31,250 shares of common stock at a price of $3.875 per share. The option vests in 10,417, 10,417 and 10,416 shares on 12/13 of 2000, 2001 and 2002, respectively.


Item 7.   Material to be Filed as Exhibits.

	  n/a



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2002

                                 /s/ James K. Mitchell
                                 -----------------------------
                                   James K. Mitchell



                              Page 5 of 5 Pages